Exhibit 2
May 12, 2006
Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Senior Managing Director
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp
Notice concerning the Third-Party Allocation of Shares by Kosaido Co., Ltd.
Nissin Co., Ltd. hereby gives notice of its decision to accept the third-party allocation of shares being conducted by Kosaido Co., Ltd. (Address: Minato-ku, Tokyo; President, Director: Atsuo Nagayo; First Section of the Tokyo Stock Exchange, First Section of the Osaka Stock Exchange, Listing 7868: hereinafter referred to as “Kosaido”).
1.     Reason for Accepting Third-Party Allocation of Shares by Kosaido Co., Ltd.
The Kosaido Group uses its planning and creation capability cultivated in the printing field along with its advanced technology to provide a comprehensive information solution service that combines paper media with IT, as part of its independent mixed media strategy.
By combining the Kosaido Group’s information solution service and Nissin’s financial service, an integrated support system can be built, which provides client corporate marketing, corporate strategy proposals, and support for procuring business capital, which can be expected to have a synergistic effect on both businesses.
2.     Details of Third-Party Allocation of Shares by Kosaido Co., Ltd.
On May 29, 2006, approximately 2,000 million yen (1,887,000 shares) will be offered, out of the planned stock offering to third parties to increase capital (total of 2,613 million yen, 2,466,000 new shares to be issued). This brings the percentage of Kosaido stock held by Nissin to 7.57%.
3.     Overview of Kosaido Co., Ltd.

Company Name:	Kosaido Co., Ltd.
Main Business:	General printing
Date of Foundation:	April 1962
Representative:	Atsuo Nagayo, President/CEO and Representative Director
Address of Headquarters:	6-12, 4-chome, Shiba, Minato-ku, Tokyo
Capital:	8,499 million yen (as of March 31, 2006)
Principal Shareholders:	Sakurai Kosaido Co., Ltd., Hiroko Shimizu, Mie Sakurai, The Master Trust Bank of Japan, Ltd., Kosaido Employee Shareholders’ Association (as of September 30, 2005)
Relationship with Nissin:	N/A
4.     Effect on Business Results
The acceptance of this third-party allocation of shares will have a minimal effect on Nissin’s business results.